GMX Resources Inc.

9400 N. Broadway, Suite 600

Oklahoma City, OK 73114

405-600-0711

April 5, 2012

VIA EDGAR

Ms. Ann Nguyen Parker, Esq.

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporate Finance

Re:	GMX Resources Inc.

Registration Statement on Form S-4

Filed January 25, 2012

File No. 333-179169

Ladies and Gentlemen:

Set forth below are the responses of GMX Resources Inc., an Oklahoma corporation (“we” or the “Company”), to comments received by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 14, 2012, with respect to the Company’s Form S-4, File No. 333-179169 (the “Form S-4”), filed with the Commission on January 25, 2012. We are concurrently filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”) with the Commission via EDGAR.

For your convenience, the response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form S-4

1.

We note that the registrant has the option to pay interest in part by issuing Additional Notes. It appears that you have not registered these Additional Notes in this registration statement. As such, please make clear where you discuss these options that the Additional Notes that may be issued at your option as payment of interest are not included as part of this offering. Also discuss any potential impact on the liquidity of the registered notes, and include new Risk Factors disclosure regarding any related risks. In the event the registrant issues Additional Notes, please explain the basis for any reliance on exemption from registration.

File No. 333-179169

Response:

As described below, based on prior Staff guidance and practice and given that an investment decision relative to additional Notes (defined below) being issued as payment-in-kind interest is being made by investors at the time that an investor decides to accept the Exchange Notes (defined below), the Company is filing concurrent with this response letter an amendment to its registration statement on Form S-4 to register additional Notes that might be issued in the future as payment-in-kind interest.

However, we note that any future issuance of Notes as payment-in-kind interest will be pursuant to the terms of the existing securities and, therefore, will not constitute a “sale” of securities. In deciding to accept the Exchange Notes offered pursuant to the above referenced registration statement on Form S-4, investors are also making an investment decision to accept the additional Notes that might be issued as payment-in-kind interest, at the Company’s election, in the future. There is no investment decision made by the holders of Notes in the future when the Company elects to pay interest in kind. Accordingly, registration of such future issuances of additional Notes is not required.

In a letter dated April 11, 2005 to PAHC Holdings Corp., the Staff asserted its position that an exchange offer for notes that provide the registrant the option of paying interest on such notes through the issuance of additional PIK notes also constitutes an offering of the PIK notes that might be issued in the future. The Staff went on to state that in deciding to accept the exchange notes, investors were also making an investment decision to accept the PIK notes that might be issued in lieu of cash interest payments. Accordingly, the Staff requested that PAHC Holdings Corp. revise its registration statement on Form S-4 to register additional PIK notes that may be subsequently issued in lieu of interest payments. A similar comment was provided by the Staff in a letter, dated May 18, 2005, relating to TWC Holding LLC and TWC Holding Corp.

This approach of registering on Form S-4 additional notes that might be issued in the future as payment-in-kind interest has been followed by other registrants in connection with similar exchange offers registered on Form S-4. See, for example, the following examples: Oscient Pharmaceuticals Corporation (Form S-4 filed September 10, 2008); Noranda Aluminum Holding Corporation (Form S-4 filed January 31, 2008); Momentive Performance Materials Inc. (Post-effective Amendment No. 1 to Form S-4 filed January 28, 2008); Universal Hospital Services, Inc. (Form S-4 filed September 14, 2007); and Symbion, Inc. (Form S-4 filed on September 26, 2008).

We believe that the Company’s registration of additional Notes to be issued as payment-in-kind interest on the Form S-4 filed in connection with the exchange offer is consistent with the Staff’s position set forth in the Exxon Capital Holdings Corporation (May 13, 1988) and Morgan Stanley & Co. Incorporated (June 5, 1991) no action letters. As described in the Company’s registration statement on Form S-4, the outstanding unregistered 11.000% Senior Secured Notes due 2017 (the “Outstanding Notes”) and the new registered 11.000% Senior Secured Notes due 2017 to be received in exchange for the outstanding notes (the “Exchange

File No. 333-179169

Notes” and, together with the Outstanding Notes, the “Notes”) provide that for any interest period through the last payment date prior to maturity of the Notes on December 1, 2017, the Company may elect, at the Company’s option, to pay interest on the Notes in cash or to pay in kind by issuing additional Notes equal to such pay-in-kind interest for such period. In deciding to accept the Exchange Notes, investors are also making an investment decision to accept the additional Notes that might be issued, at the Company’s election, in the future. Investors make their investment decision to acquire Notes with full disclosure that the terms of the Notes allow the Company to elect to pay interest in kind. The holders of Notes do not make an investment decision when the Company elects to pay interest in kind. The private placement of the Outstanding Notes that contain the PIK feature was completed in December 2011. Pursuant to the registered exchange offer, the Outstanding Notes will be exchanged for Exchange Notes that contain substantially similar terms (including the PIK feature), consistent with the Exxon Capital and Morgan Stanley no action letters.

We do not expect the payment of additional Notes as PIK would reasonably be expected to have a potential adverse impact on the liquidity of the other registered Exchange Notes.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Andrews Kurth LLP, David Buck at (713) 220-4301 or Eric Markus at (202) 662-4009.

Very truly yours,

GMX Resources Inc.

By:	/s/ James A Merrill
James A. Merrill
Chief Financial Officer

cc:	David Buck (By Email)

Eric Markus (By Email)

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

DBuck@andrewskurth.com

EricMarkus@andrewskurth.com